Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2009

Operating and Financial Review

Three months ended March 31, 2009 versus three months ended March 31, 2008

Revenue, net of voyage expenses and commissions, was $106.14 million in the first quarter of 2009 as compared with $115.67 million in the same quarter of 2008. TEN deployed an average of 46 vessels in the first quarter of 2009 versus 43.1 in the 2008 period. Fleet utilization was 98.5% almost unchanged from 98.3% in the first quarter of 2008. Vessel operating expenses per ship per day increased to $9,355 compared with $8,969 in the first quarter of 2008. This resulted principally from increased insurance premiums and higher repair costs, although a strengthening of the US dollar since last year contributed to reduced crewing costs.

Depreciation and dry-docking amortization costs were $24.79 million versus $21.98 million in the first quarter of 2008, reflecting the fleet expansion since the first quarter of last year. Management fees in the first quarter of 2009 were $3.27 million versus $2.91 million in the same quarter of 2008. This increase was due to fleet expansion and a 3% increase in fees, effective in January 2009.

In the first quarter of 2009, operating income was $38.87 million compared to $86.43 million in the previous year quarter, which also included a capital gain. TEN did not realize any capital gains in the current first quarter compared with $34.57 million in capital gains from the sale of the Aframax Olympia in the first quarter of 2008.

Interest and finance costs were $15.11 million compared to $23.84 million in the first quarter of 2008 due partly to a decrease in interest rates from the prior year quarter and partly to non-cash positive valuations on non-hedging interest rate and bunker swaps amounting to $2.07 million, compared to negative valuations of $6.61 million in the prior year first quarter. Interest income was $1.33 million this quarter versus $2.19 million in the first quarter of 2008.

Net income in the first quarter of 2009 was $24.45 million compared to $65.13 million (which included a capital gain of $34.57 million) in the first quarter of 2008. Diluted earnings per share were $0.66 compared to $1.70 (including the capital gain) in the first quarter of 2007. Net income before depreciation, amortization and finance costs, and excluding capital gains in the first quarter of 2009 amounted to $64.34 million compared to $76.39 million in the first quarter of 2008.